Exhibit 2

Execution Version

Medina Capital Fund II — SIS Holdco, LP

c/o Medina Capital Fund II, LLC

2333 Ponce De Leon Blvd., Suite 900

Coral Gables, FL 33134

February 9, 2021

VIA EMAIL

BCEC-Cyxtera Technologies Holdings (Guernsey) LP.

650 Madison Avenue, 23rd Floor

New York, New York 10022

Attention: Fahim Ahmed

Facsimile: +1 212 891 2899

Email: Fahim.Ahmed@bcpartners.com

Re:	Matters Related to Anticipated Public Listing of Cyxtera Entities

Dear Mr. Ahmed:

Reference is made to (i) that certain Amended and Restated Limited Liability Company Agreement (as the same may be amended, restated, amended and restated, supplemented or otherwise modified to date, the “GP Agreement”) of SIS Holdings GP LLC, a Delaware limited liability company (the “SIS GP”), dated as of May 1, 2017 by and among BCEC-Cyxtera Technologies Holdings (Guernsey) LP (f/k/a BCEC-SIS Holdings (Guernsey) LP) (the “BC Member”), Medina Capital Fund II —SIS Holdco, LP (the “Medina Member”), and the other entities party thereto and (ii) that certain Amended and Restated Limited Partnership Agreement (as the same may be amended, restated, amended and restated, supplemented or otherwise modified to date, the “Partnership Agreement”) of SIS Holdings, LP, dated as of May 1, 2017, by and among SIS GP, as general partner, the BC Member, the Medina Member and the other limited partners party thereto. Capitalized terms used but not defined herein shall have the meanings given to such terms in the GP Agreement or the Partnership Agreement, as applicable.

Each of the two subsidiaries of the Partnership, (1) Cyxtera Technologies, Inc., a Delaware corporation (“Cyxtera”), and (2) Cyxtera Cybersecurity, Inc., a Delaware corporation, d/b/a “Appgate” (“Appgate”), is contemplating a “reverse IPO” transaction in which such subsidiary would be acquired by a publicly traded shell company (with respect to Cyxtera, the “Cyxtera Merger,” with respect to Appgate, the “Appgate Merger”, and each of them, a “Merger”). Upon the consummation of the Cyxtera Merger and the Appgate Merger, as applicable, the Partnership expects to receive equity securities in the respective publicly traded shell company acquiror (with respect to Cyxtera, the “Cyxtera Share Consideration,” with respect to Appgate, the “Appgate Share Consideration,” and, together, the “Share Consideration”) in exchange for its equity interests in the respective sold subsidiary. In connection with the Mergers, the BC Member and the Medina Member hereby agree as follows:

1.	Lock-up of Share Consideration; Distribution of Share Consideration.

a.

Each of the BC Member and the Medina Member acknowledges that the Cyxtera Share Consideration and the Appgate Share Consideration, respectively, may be subject to certain lock-up obligations pursuant to the transaction documentation governing each Merger (in each case, the duration of such lock-up obligations, the “Applicable Holding Period”).

b.

In respect of each Merger, following the later to occur of (i) the twelve (12) month anniversary of such Merger, and (ii) the expiration of the Applicable Holding Period applicable to the Share Consideration received by the Partnership in such Merger, if the Medina Member requests that the Partnership distribute the Share Consideration applicable to such Merger then held by the Partnership, each of the BC Member and the Medina Member shall use its commercially reasonable efforts to cause the Partnership to, as promptly as practicable, distribute such Share Consideration in accordance with Section 7.1 of the Partnership Agreement.

c.

For the avoidance of doubt, subject to compliance with the transaction documentation governing each Merger, the BC Member may take such actions to cause the Partnership to distribute any Share Consideration in accordance with Section 7.1 of the Partnership Agreement in its discretion. The BC Member and the Medina Member will discuss and consider in good faith appropriate limitations on dispositions of the Share Consideration by the Partnership that are not distributions thereof in accordance with Section 7.1 of the Partnership Agreement.

2.

Board Designation Rights. For so long as the Partnership has the right, pursuant to the stockholders agreement to be entered into at the time of the consummation of the Cyxtera Merger, to designate three (3) directors in its sole discretion (i.e., not subject to the consent of another party to that stockholders agreement) to the board of directors of Cyxtera acquiror, Manuel D. Medina or another individual designated by the Medina Member and reasonably consented to by the BC Member shall be designated as one (1) of such three (3) board seats allocated to the Partnership. The BC Member and the Medina Member will discuss and consider in good faith appropriate mechanics to allow the Medina Member to designate one (1) member to the board of directors of the Cyxtera acquiror based on its shareholdings relative to the BC Member’s shareholdings in circumstances where the Partnership has the right to designate less than three (3) directors. For so long as (x) the BC Member has the ability (by agreement or by virtue of its shareholdings) to designate at least a majority of the members to the Appgate acquiror board and (y) designees of the BC Member (for the avoidance of doubt, not including any individuals designated, directly or indirectly, by the Medina Member) constitute a majority of the members of the Appgate acquiror board, each of the BC Member and the Medina Member shall use its commercially reasonable efforts such that: (I) Manuel D. Medina or another individual designated by the Medina Member and reasonably consented to by the BC Member shall be designated to hold a board seat at Appgate acquiror, until such time as the Medina Member ceases to own, directly or indirectly, equity securities representing 5% or greater of the outstanding equity securities of Appgate and (II) an individual designated by the Beach Point Investors will be permitted to serve as a non-voting observer of the board of directors of Appgate acquiror (subject to the conditions and limitations contained in the GP Agreement, as the same may be amended, restated, amended and restated, supplemented or otherwise modified from time to time).

3.

Sell-Down Coordination Provisions. During the one year period following the distribution of the applicable Share Consideration by the Partnership, each of the BC Member and the Medina Member will (and will cause its respective Affiliates holding Share Consideration to) coordinate any Covered Sales (as defined below) in accordance with the following principles:

•	Provision of at least 2 business days’ notice of intention to transfer;

•

In respect of each such notice, subject such sales to customary sell-down coordination (e.g., limitations on relative amount of shares and customary time/windows restrictions, with appropriate limitation thresholds and customary exceptions to be agreed); and

•	The parties will ensure compliance with Rule 144 in connection with any transfers for value conducted in accordance with Rule 144.

“Covered Sales” means any sale of Share Consideration for value, whether or not pursuant to a registration statement, other than a sale in a firm commitment or “best efforts” underwritten offering.

4.

Definitive Documentation. Each of the BC Member and the Medina Member shall use its commercially reasonable efforts to enter into, or cause the amendment of, any relevant agreements (including the Partnership Agreement and GP Agreement) governing the ownership of securities of and control and governance of Cyxtera acquiror and Appgate acquiror (excluding, for the avoidance of doubt, the organizational documents of the Appgate acquiror and the Cyxtera acquiror, such definitive documentation “Effecting Agreements”), concurrently with the earlier of the consummation of the Cyxtera Merger or the Appgate Merger, as applicable, to: (a) give effect to the principles contained in this letter agreement, and (b) as reasonably necessary to reflect the ownership by the Partnership of equity securities of one or more publicly traded companies (including with respect to the transferability of subsidiary interests, preemptive rights on security issuances by subsidiaries, management of subsidiaries and distributions) rather than the ownership of companies that are operating businesses.

5.

Further Assurances. It being understood and agreed that that this letter agreement sets forth the intentions of the parties with respect to the subject matter contained herein. Following the date hereof, the parties shall negotiate in good faith in order to finalize and enter into the Effecting Agreements reflecting the principles set forth in this letter agreement. Without limiting the foregoing, the parties shall take such actions necessary to cause the SIS GP and/or the Partnership to give effect to the provisions of this letter agreement and the intent of the parties hereunder.

6.

Miscellaneous. The provisions of Sections 13.1, 13.4, 13.6, 13.7, 13.9 and 13.11 of the GP Agreement shall apply to this letter agreement, mutatis mutandis. This letter agreement may only be amended or modified only with the prior written consent of both the BC Member and the Medina Member.    Nothing expressed or mentioned in this letter agreement is intended or shall be construed to give any Person other than the BC Member and Medina Member any legal or equitable right, remedy or claim under, in or in respect of this letter agreement or any provision herein contained.

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Sincerely yours, MEDINA CAPITAL FUND II — SIS HOLDCO, LP

By: MEDINA CAPITAL FUND II — SIS HOLDCO GP, LLC, its General Partner

By: MEDINA CAPITAL FUND II, LLC, its Managing Member

By:	/s/ Manuel D. Medina
Name: Manuel D. Medina
Title: Authorized Signatory

Executed and Agreed to as of February 9, 2021

BCEC-CYXTERA TECHNOLOGIES HOLDINGS (GUERNSEY) LP

By:	/s/ Matthew Elston

By:	/s/ Paul Keltie

By:	/s/ Caroline Bateman

[Signature Page to Letter Agreement re:

Matters Related to Anticipated Public Listing of Cyxtera Entities]